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Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratios of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before equity in earnings of an investee	$183,731	$131,823	$147,306	$116,373	$109,616
Fixed charges	117,819	117,240	98,262	80,017	56,404

Adjusted earnings	$301,550	$249,063	$245,568	$196,390	$166,020

Fixed charges:
Interest expense	$117,819	$117,240	$98,262	$80,017	$56,404

Ratio of earnings to fixed charges	2.6x	2.1x	2.5x	2.5x	2.9x

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  Exhibit 12.1
Senior Housing Properties Trust Computation of Ratios of Earnings to Fixed Charges (dollars in thousands)